UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2004

Commission file No. 1-14228

Cameco Corporation

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Material Change Report

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated March 5, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2004	Cameco Corporation

	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Form 25 (Saskatchewan)
Form 26 (Newfoundland)
Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)
Material Change Report Pursuant to

Clause 84(1)(b) of The Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(2) of the Securities Act, S.B.C. 1985 c.83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c.466
Subsection 73 of the Securities Act, R.S.Q. c. V-1-1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act,1990 S. Nfld. C. 48

Item 1 – Reporting Issuer

Cameco Corporation (“Cameco”).

The registered and principal office of Cameco is 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3.

Item 2 – Date of Material Change

March 1, 2004.

Item 3 – Press Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News wire service through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on March 1, 2004.

Item 4 – Summary of Material Change

Cameco announced that one of its wholly owned US subsidiaries has signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in the purchase price is $54 million (US) for fuel and non-fuel inventory. STP consists of two 1,250 megawatt (MW) nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners for a period of 90 days. The agreement is also subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

Item 5 – Full Description of Material Change

Cameco announced that one of its wholly owned US subsidiaries has signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in the purchase price is $54 million (US) for fuel and non-fuel inventory. STP consists of two 1,250 megawatt (MW) nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners for a period of 90 days.

The agreement is also subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

Cameco has been advised by AEP that it is selling all of the generation assets owned by AEP Texas Central Company (TCC) to recover stranded costs under Texas electricity deregulation legislation. Texas Senate Bill 7 on restructuring of the electricity market provides for recovery of stranded costs as part of the transition to the competitive retail market.

STP Operations

STP is located on an 11,000 acre site approximately 90 miles southwest of Houston. The two units began production in 1988 and 1989 and their operating licenses expire in 2027 and 2028, with the expectation that they will be extended. The operator of STP is STP Nuclear Operating Company, a non-profit company with about 1,200 full time employees. The average capacity factor for the units was 84% over the last five years. The STP units are operated on an 18-month refuelling and outage maintenance cycle, with a typical refuelling outage of less than a month.

STP Electricity Market

STP is located within the Electricity Reliability Council of Texas (ERCOT) market that comprises about 85% of Texas electricity demand and does not extend beyond the state of Texas. ERCOT is also the independent system operator responsible for maintaining reliable operations of the bulk electric power supply system and balancing the supply and demand of electricity. The ERCOT market is deregulated and almost all power is sold under bilateral contracts between buyers and sellers. Commercial reporting services use their market intelligence to publish prices for bilateral electricity contracts. There is a small balancing market that accounts for less than 3% of the market. Prices in this small market may not reflect bilateral contract prices.

Electricity demand in Texas is almost equally from residential, commercial and industrial users. While ERCOT has a limited ability to import electricity, there is capacity in the market to meet the total demand as well as peak requirements, however, this capacity includes older generators that are expensive to operate. Natural gas plants are the primary driver for electricity prices.

As a result of the acquisition, Cameco would market its entire electricity share unencumbered by any previous contract commitments from AEP. The company has negotiated an interim marketing arrangement with AEP.

STP Decommissioning

At the end of the operating lives of the STP reactors, the owners, through STP Nuclear Operating Company, are responsible for decommissioning the facilities, with funding provided by the Texas ratepayers. Approximately $125 million (US) has been collected for decommissioning the share of STP that Cameco has agreed to purchase.

Item 6 – Reliance on subsection 84(2) (SK), subsection 67(2)(BC), subsection 118(4)(AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3)(NF)

Not applicable

Item 7 – Omitted Information

Not applicable

Item 8 – Senior Officer

A senior officer who is knowledgeable about the material change is Gary M.S. Chad, Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary of Cameco. He may be contacted at telephone number (306) 956-6303.

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan, the 5th day of March, 2004.

“Gary M.S. Chad" Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary